EXHIBIT 1.02

RESIGNATION

I, Phyllis Rouse, hereby resign from my positions as Secretary-Treasurer and as a member of the Board of Directors of Turbine Truck Engines, Inc., a Nevada corporation, effective August 13, 2014. I certify that there is no known disagreement between the Company and myself, as defined in 17 CFR 240.3b-7, on any matter relating to the Company’s operations, policies or practices nor have I been removed for cause.

/s/ Phyllis Rouse
Phyllis Rouse
Dated: August 13, 2014